Exhibit 12(f)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor (a)				Predecessor (b)
	3 Months	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Year Ended
	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2013	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$103	$215	$282	$55	$218	$200	$226
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)		33	(1)		(4)	11
Mark to market impact of derivative
instruments						1	(1)
	103	248	281	55	214	212	225

Total fixed charges as below	18	72	73	11	71	79	77

Total earnings	$121	$320	$354	$66	$285	$291	$302

Fixed charges, as defined:
Interest charges (d)	$17	$69	$70	$10	$69	$76	$74
Estimated interest component of
operating rentals	1	3	3	1	2	3	3

Total fixed charges	$18	$72	$73	$11	$71	$79	$77

Ratio of earnings to fixed charges	6.7	4.4	4.8	6.0	4.0	3.7	3.9

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

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